Good Times Restaurants, Inc.

601 Corporate Circle

Golden, CO 80401

September 2, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549

Re:

Good Times Restaurants Inc.

File #333-197205

To Whom It May Concern:

Good Times Restaurants Inc., a Nevada corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-197205), originally filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2014 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”).

The Company is requesting withdrawal of the Registration Statement because the Company is not currently eligible to use a Form S-3. No securities were sold under the Registration Statement.  The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Should the Staff have any questions or comments after reviewing this letter, please do not hesitate to contact me at 303-384-1411 (email: bhoback@gtrestaurants.com), or our outside counsel, Joshua Schneiderman of Snell & Wilmer L.L.P. at 213-929-2545 (email: jschneiderman@swlaw.com) with any questions, or if you wish to discuss the above request.

Securities and Exchange Commission

September 2, 2014

On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company’s registration process.

Very truly yours,

/s/ Boyd Hoback

Boyd Hoback

President and Chief Executive Officer

cc:

Roger Cohen, Snell & Wilmer L.L.P.

Joshua Schneiderman, Snell & Wilmer L.L.P.